Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of September 30, 2013

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2013	December 31, 2012
CURRENT ASSETS
Cash and cash equivalents	4	1,965,451	1,437,235
Short-term investments
Held for Trading	4	1,546,514	1,059,605
Trade accounts receivable - net	5	4,440,800	3,695,381
Inventories	6	8,196,754	9,021,542
Tax credits		608,365	601,148
Income and social contribution taxes recoverable		336,355	335,600
Unrealized gains on financial instruments	13	418	—
Other current assets		304,946	259,886
		17,399,603	16,410,397

NON-CURRENT ASSETS
Tax credits		110,030	119,582
Deferred income taxes		2,164,589	2,210,300
Unrealized gains on financial instruments	13	678	—
Related parties	15	82,994	132,478
Judicial deposits		1,090,000	922,578
Other non-current assets		219,202	231,130
Prepaid pension cost		537,711	553,095
Investments in associates and jointly-controlled entities	8	1,496,801	1,425,605
Goodwill	10	10,843,579	10,033,396
Other Intangibles		1,456,447	1,364,416
Property, plant and equipment, net	9	20,806,805	19,690,181
		38,808,836	36,682,761

TOTAL ASSETS		56,208,439	53,093,158

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2013	December 31, 2012
CURRENT LIABILITIES
Trade accounts payable		3,289,279	3,059,684
Short-term debt	11	1,742,269	2,324,374
Debentures	12	26,943	257,979
Taxes payable		511,757	440,754
Income and social contribution taxes payable		101,073	87,944
Payroll and related liabilities		706,760	558,634
Dividends payable		—	47,379
Employee benefits		60,038	53,930
Environmental liabilities		14,051	24,536
Unrealized losses on financial instruments	13	514	1,535
Put options on non-controlling interests		—	607,760
Other current liabilities		496,868	358,673
		6,949,552	7,823,182

NON-CURRENT LIABILITIES
Long-term debt	11	13,621,990	11,725,868
Debentures	12	400,168	360,334
Related parties	15	—	15
Deferred income taxes		1,283,703	1,795,963
Unrealized losses on financial instruments	13	147	6,664
Provision for tax, civil and labor liabilities	14	1,253,793	1,081,381
Environmental liabilities		49,657	42,395
Employee benefits		1,204,509	1,187,621
Other non-current liabilities		309,183	271,818
		18,123,150	16,472,059

EQUITY	16
Capital		19,249,181	19,249,181
Treasury stocks		(283,163)	(290,240)
Capital reserves		11,597	11,597
Retained earnings		10,156,760	9,180,210
Operations with non-controlling interests		(1,732,962)	(1,728,627)
Other reserves		1,801,697	823,483
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		29,203,110	27,245,604

NON-CONTROLLING INTERESTS		1,932,627	1,552,313

EQUITY		31,135,737	28,797,917

TOTAL LIABILITIES AND EQUITY		56,208,439	53,093,158

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended		For the nine-month period ended
	Note	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

NET SALES		10,494,025	9,819,092	29,542,040	28,993,964
Cost of sales	20	(8,959,637)	(8,621,389)	(25,757,117)	(25,264,844)
GROSS PROFIT		1,534,388	1,197,703	3,784,923	3,729,120
Selling expenses	20	(177,393)	(150,338)	(493,622)	(431,053)
General and administrative expenses	20	(494,686)	(480,084)	(1,448,994)	(1,433,829)
Other operating income	20	46,229	53,551	145,552	126,431
Other operating expenses	20	(41,257)	(49,934)	(76,373)	(82,102)
Equity in earnings of unconsolidated companies		18,363	(3,144)	34,664	14,187
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		885,644	567,754	1,946,150	1,922,754
Financial income	21	95,041	66,309	202,300	248,070
Financial expenses	21	(258,098)	(216,710)	(773,495)	(680,828)
Exchange variations, net	21	(45,145)	21,017	(367,537)	(119,898)
Gain and losses on financial instruments, net	21	2,043	(4,554)	(7,683)	(13,711)
INCOME BEFORE TAXES		679,485	433,816	999,735	1,356,387
Income and social contribution taxes
Current	7	(113,680)	(93,287)	(250,509)	(342,003)
Deferred	7	75,804	67,888	452,869	339,195

NET INCOME		641,609	408,417	1,202,095	1,353,579

ATTRIBUTABLE TO:
Owners of the parent		595,060	389,176	1,133,637	1,294,611
Non-controlling interests		46,549	19,241	68,458	58,968
		641,609	408,417	1,202,095	1,353,579

Basic earnings per share - preferred and common - (R$)	17	0.35	0.23	0.67	0.76

Diluted earnings per share - preferred and common - (R$)	17	0.35	0.23	0.67	0.76

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net income for the period	641,609	408,417	1,202,095	1,353,579
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and jointly-controlled entities	1,354	19,951	96,765	101,744
Cumulative translation adjustment	212,731	195,220	1,442,594	1,623,714
Unrealized Gains on net investment hedge	(39,182)	(29,707)	(558,724)	(333,329)
Cash flow hedges
Unrealized Gains (Losses)	85	—	689	(3,378)
Reciclying to income	—	(3,378)	3,312	541
	174,988	182,086	984,636	1,389,292
Items that will not be reclassified to profit or loss
Net unrealized losses on defined benefit pension plan	—	—	—	(24,853)
	—	—	—	(24,853)
Other comprehensive income, net of tax	174,988	182,086	984,636	1,364,439

Total comprehensive income for the period, net of tax	816,597	590,503	2,186,731	2,718,018

Total comprehensive income attributable to:
Owners of the parent	764,798	561,150	2,089,876	2,606,250
Non-controlling interests	51,799	29,353	96,855	111,768
	816,597	590,503	2,186,731	2,718,018

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Pension Plan	Retained earnings	Operations with non- controlling interests	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation adjustment	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2012	19,249,181	(237,199)	11,597	407,615	428,465	7,799,159	(287,802)	—	(1,726,674)	1,696	(317,066)	—	(386,029)	54,526	24,997,469	1,522,334	26,519,803
2012 Changes in Equity
Net income	—	—	—	—	—	—	—	1,294,611	—	—	—	—	—	—	1,294,611	58,968	1,353,579
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	(23,409)	—	—	—	(328,988)	(2,853)	1,666,889	—	1,311,639	52,800	1,364,439
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	(23,409)	1,294,611	—	—	(328,988)	(2,853)	1,666,889	—	2,606,250	111,768	2,718,018
Shareholders transactions:
Treasury stocks	—	(65,870)	—	—	—	—	—	—	—	—	—	—	—	—	(65,870)	(440)	(66,310)
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	—	21,950	21,950	206	22,156
Stock option exercised during the period	—	22,196	—	—	—	(4,257)	—	—	—	—	—	—	—	—	17,939	—	17,939
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	(112)	—	—	—	—	—	(112)	(64,457)	(64,569)
Supplementary dividend	—	—	—	—	—	211	—	(255,164)	—	—	—	—	—	—	(254,953)	(6,032)	(260,985)
Balance as of September 30, 2012 (Note 16)	19,249,181	(280,873)	11,597	407,615	428,465	7,795,113	(311,211)	1,039,447	(1,726,786)	1,696	(646,054)	(2,853)	1,280,860	76,476	27,322,673	1,563,379	28,886,052

Balance as of January 1, 2013	19,249,181	(290,240)	11,597	478,897	490,891	8,677,799	(467,377)	—	(1,728,627)	1,620	(681,793)	(1,702)	1,421,334	84,024	27,245,604	1,552,313	28,797,917
Net income	—	—	—	—	—	—	—	1,133,637	—	—	—	—	—	—	1,133,637	68,458	1,202,095
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	—	—	(555,129)	3,678	1,507,690	—	956,239	28,397	984,636
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	1,133,637	—	—	(555,129)	3,678	1,507,690	—	2,089,876	96,855	2,186,731
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	—	21,975	21,975	168	22,143
Stock option exercised during the period	—	7,077	—	—	—	(4,027)	—	—	—	—	—	—	—	—	3,050	33	3,083
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	(4,335)	—	—	—	—	—	(4,335)	325,857	321,522
Dividends/interest on capital	—	—	—	—	—	—	—	(153,060)	—	—	—	—	—	—	(153,060)	(42,599)	(195,659)
Balance as of September 30, 2013 (Note 16)	19,249,181	(283,163)	11,597	478,897	490,891	8,673,772	(467,377)	980,577	(1,732,962)	1,620	(1,236,922)	1,976	2,929,024	105,999	29,203,110	1,932,627	31,135,737

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the nine-month period ended
	Note	September 30, 2013	September 30, 2012

Cash flows from operating activities
Net income for the period		1,202,095	1,353,579
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	20	1,468,004	1,362,084
Equity in earnings of unconsolidated companies	8	(34,664)	(14,187)
Exchange variation, net	21	367,537	119,898
Losses on financial instruments, net	21	7,683	13,711
Post-employment benefits		87,489	137,951
Stock based remuneration		25,223	30,857
Income tax	7	(202,360)	2,808
Gains on disposal of property, plant and equipment and investments, net		(39,840)	(6,184)
Allowance for doubtful accounts		41,248	31,915
Provision for tax, labor and civil claims		167,124	141,730
Interest income on investments	21	(83,311)	(132,362)
Interest expense on loans	21	652,990	592,059
Interest on loans with related parties	15	(1,522)	(729)
Provision for net realizable value adjustment in inventory	6	30,573	86,901
Release of allowance for inventory against cost upon sale of the inventory	6	(54,016)	(37,321)
		3,634,253	3,682,710
Changes in assets and liabilities
Increase in trade accounts receivable		(522,228)	(409,914)
Decrease (Increase) in inventories		1,125,335	(469,336)
Increase (Decrease) in trade accounts payable		28,498	(217,923)
Increase in other receivables		(163,439)	(603,421)
Increase (Decrease) in other payables		274,840	(86,681)
Dividends from jointly-controlled entities		36,296	46,614
Purchases of trading securities		(2,170,059)	(1,561,682)
Proceeds from maturities and sales of trading securities		1,793,347	3,539,548
Cash provided by operating activities		4,036,843	3,919,915

Interest paid on loans and financing		(554,605)	(481,351)
Income and social contribution taxes paid		(274,499)	(275,701)
Net cash provided by operating activities		3,207,739	3,162,863

Cash flows from investing activities
Additions to property, plant and equipment	9	(1,921,005)	(2,445,274)
Proceeds from sales of property, plant and equipment, investments and other intangibles		122,091	34,578
Additions to other intangibles		(115,327)	(104,865)
Advance for capital increase in jointly-controlled entity		(77,103)	(206,214)
Cash and cash equivalents consolidated in business combinations		—	16,916
Payment for business acquisitions, net of cash of acquired entities	3.6	(55,622)	—
Net cash used in investing activities		(2,046,966)	(2,704,859)

Cash flows from financing activities
Increase (Reduction) of capital by non-controlling interests in subsidiaries		348,823	(76,623)
Purchase of treasury shares		—	(44,932)
Proceeds from exercise of shares		3,050	5,536
Dividends and interest on capital paid		(237,617)	(416,342)
Proceeds from loans and financing		4,039,613	1,196,308
Repayment of loans and financing		(4,223,637)	(1,023,333)
Intercompany loans, net		50,992	(267)
Increase in controlling interest in subsidiaries		(33,090)	—
Put-Options on non-controlling interest		(599,195)	—
Net cash (used) provided in financing activities		(651,061)	(359,653)

Exchange variation on cash and cash equivalents		18,504	90,611

Increase in cash and cash equivalents		528,216	188,962
Cash and cash equivalents at beginning of period		1,437,235	1,476,599
Cash and cash equivalents at end of period		1,965,451	1,665,561

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) are engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India. The Company started its path of expansion over a century ago and it is one of the main players in the process of consolidating the global steel industry. The Company produces common long steel, special steel and flat steel, primarily through a production process which utilizes electric furnaces along with scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept), but also produces steel from iron ore (through blast furnaces and direct reduction).  The Company’s products serve the sectors of civil construction, industry, automotive and agriculture.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Disclosure Committee on October 30, 2013.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month and nine-month period ended September 30, 2013 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2012, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments and biological assets, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2012, except, where applicable, for the impact of the adoption of standards and interpretations of rules described below:

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their optional or mandatory adoption for the period beginning on January 1, 2013. The Company’s assessment on the impact of these new procedures and interpretations is as follows:

Standards and Interpretations in force

IFRS 10 — Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard establishes the principles for presentation and preparation of consolidated financial statements when an entity controls one or more entities. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The adoption of this standard did not impact the Company’s Financial Statements.

IFRS 11 — Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard addresses aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limits the use of proportional consolidation just for joint operations, and also establishes the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company has already adopted

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

the equity accounting method for investments in associates and jointly-controlled entities and has not performed the consolidation of these investments. As a result, this standard did not impact the Company’s Financial Statements.

IFRS 12 — Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard addresses aspects related to the disclosure of nature of risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The adoption of this standard did not impact the Company’s Financial Statements.

IFRS 13 — Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The adoption of this standard did not impact the Company’s Financial Statements.

IAS 28 — Investments in Associates and Joint Ventures

In May 2011, the IASB revised IAS 28. The change in IAS 28 addresses aspects related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company already adopted the equity accounting method for its investments in associate companies and jointly-controlled entities and the changes of this standard did not impact the Company’s Financial Statements.

IAS 19 — Employee Benefits

In June 2011, the IASB revised IAS 19. The most significant modification refers to recognizing the changes on defined benefit obligations and plan assets. The modifications require the recognition of changes in defined benefit obligations and fair value of plan assets as they occur, and therefore the elimination of the “corridor approach” allowed in the previous version of IAS 19 and the advanced recognition of past service costs. Additionally, the amendments require that all actuarial gains and losses be recognized immediately through other comprehensive income so that the net asset or liability of the pension plan is recognized in its Consolidated Financial Statements to reflect the full amount of the plan deficit or surplus. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements.

IAS 1 — Presentation of Items of Other Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 addresses aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to the net income and items that can be further reclassified to the net income. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. The Company changed the presentation of its statement of comprehensive income and started to present its comprehensive income items into “Items that may be reclassified subsequently to profit or loss” and “Items that will not be reclassified to profit or loss”.

IFRIC 20 — Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued the IFRIC 20. This interpretation addresses aspects related to the accounting treatment of stripping costs in the production phase of a surface mine. This interpretation is effective for annual reporting periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements.

IFRS 7 — Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

In December 2011, the IASB revised IFRS 7. This amendment addresses disclosure issues related to the offsetting of financial assets and liabilities including rights and evaluates its effects. This standard is effective for annual periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

IFRS 1 — First-time Adoption of International Financial Reporting Standards — Government Loans

In March 2012, the IASB revised IFRS 1. This change of IFRS 1 addresses an exception for the retrospective adoption of requirements of IFRS 9 and IAS 20 in government loans that are in place in the IFRS transition date. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements because it already adopted IFRS 1.

IFRS Annual improvements of May 2012

In May 2012, the IASB revised the standards IFRS 1, IAS 1, IAS 16, IAS 32, IFRIC 2 and IAS 34. These revised standards are effective for years beginning on or after January 1, 2013. The changes of these standards did not impact the Company’s Financial Statements.

IFRS 10, IFRS 11 and IFRS 12 — Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance — Amendments to IFRS 10, IFRS 11 and IFRS 12

In June 2012, the IASB revised IFRS 10, IFRS 11 and IFRS 12, which address aspects related to the first time adoption of these standards and aspects related to adjustments to comparative disclosures. These revised standards are effective for years beginning on or after January 1, 2013. The changes of these standards did not impact the Company’s Financial Statements.

Standards and Interpretations of standards not yet in force

IFRS 9 — Financial Instruments

In November 2009, the IASB issued IFRS 9, which has the objective of replacing the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of the IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2015. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

IFRS 9 and IFRS 7 — Mandatory Effective Date and Transition Disclosures — Amendments to IFRS 9 and IFRS 7

In December 2011 the IASB revised IFRS 9 and 7. The amendment of IFRS 9 deals with the extension of the adoption date from January 1, 2013 to January 1, 2015. The amendment of IFRS 7 addresses issues relating to disclosure about the transition from IAS 39 to IFRS 9 and aspects related to the restatement of the comparative periods at the date of adoption of this statement. The Company does not expect any impact from adopting these revised standards on its Consolidated Financial Statements.

IAS 32 — Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

In December 2011, the IASB revised IAS 32. The amendment of this standard addresses issues related to the offsetting of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

IFRS 10, IFRS 12 and IFRS 27 — Investment Entities

In October 2012, the IASB issued a revised IFRS 10, IFRS 12 and IAS 27, which define an investment entity and introduce an exception to consolidation of subsidiaries by an investment entity, establishing the accounting treatment in these cases. These revised standards are effective for years beginning on or after January 1, 2014. The Company does not expect any impact from adopting these revised standards on its Consolidated Financial Statements.

IFRIC 21 — Levies

In May 2013, the IASB issued the IFRIC 21. This interpretation addresses aspects related to the recognition of a liability to pay a levy that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. This

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

interpretation is effective for years beginning on or after January 1, 2014. The Company is assessing the potential impacts from the adoption of this interpretation on the Company’s Financial Statements.

IAS 36 — Recoverable Amount Disclosures for Non-Financial Assets - Amendments to IAS 36

In May 2013, the IASB revised IAS 36. The amendment of this standard requires the disclosure of the discount rates of the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is assessing the potential impacts from the adoption of this revised standard on the Company’s Financial Statements.

IAS 39 — Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39

In June 2013, the IASB revised IAS 39. The amendment of this standard has the objective to clarify when an entity is required to discontinue hedge accounting, in situations where the hedging instrument expires or is sold, terminated or exercised. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is assessing the potential impacts from the adoption of this revised standard on the Company’s Financial Statements.

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of participation in subsidiaries for the period ended September 30, 2013, compared to those existing on December 31, 2012, except by the operation described at Note 3.4, 3.5 and 13.f

3.2 - Jointly-Controlled Entities

The Company did not have material changes of participation in jointly-controlled entities for the period ended September 30, 2013, compared to those existing on December 31, 2012.

3.3 — Associate companies

The Company did not have material changes in investments in associated companies for the period ended June 30, 2013, compared to those existing in December 31, 2012, except for the selling, on March 25, 2013, of the entire interest in the associate Maco Holdings Ltda., which is an entity that holds pine reforestation assets in the state of Santa Catarina, for the related party Açoter Participações Ltda. The sale price was R$ 104.9 million. This amount was determined based on the valuation, carried out by independent specialized companies, of the fair value of assets and liabilities that comprise the equity of Maco and resulted in a gain of R$ 30,527 presented in the Statement of Income in the row “Other operating income”.

3.4 — Acquisition of control of an entity

a) On January 31, 2013, the Company acquired certain operating assets and assumed certain operating liabilities from Cycle Systems, Inc (“Cycle Systems”) in the amount of US$ 13,258 thousands (equivalent to R$ 26,361 at the acquisition date). Cycle Systems, headquartered in Roanoke, Va. operates nine scrap yard locations throughout Virginia, including a “Shredder” and a number of feeder yards, processing approximately 185,000 tons of scrap per year.

The table below summarizes the preliminary fair value measurements of the assets acquired and liabilities at the acquisition date:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	Book Value	Fair Value Adjustments	Fair Value Upon acquisition
Current assets	13,919	—	13,919
Property, Plant and Equipment	17,276	—	17,276
Current liabilities	(4,834)	—	(4,834)
Net assets (liabilities) acquired	26,361	—	26,361

Amounts related to net sales and accounts receivables, attributed to Cycle Systems and included in the Company’s Consolidated Financial Statements since the acquisition date are not material. Cycle Systems, since the acquisition date until September 30, 2013, did not generate significant amounts of net sales and net income. In addition, the amount of net sales and net profit generated by this entity during the period ended September 30, 2013, had it been acquired at the beginning of that period, would not have been material.

b) On September 2, 2013, the Company acquired 100% of the Company Cyrgo S.A. (Cyrgo) by the amount of COP$ 23,789 million (equivalent to R$ 29,261 at the acquisition date). Cyrgo is a construction and steel products distributor, headquartered in Bogota, Colombia.

The table below summarizes the preliminary fair value measurements of the assets acquired and liabilities at the acquisition date:

	Book Value	Fair Value Adjustments	Fair Value Upon acquisition
Current assets	42,490	—	42,490
Property, Plant and Equipment	1,891	—	1,891
Goodwill		26,465	26,465
Current liabilities	(41,585)	—	(41,585)
Net assets (liabilities) acquired	2,796	26,465	29,261

Amounts related to net sales and accounts receivables, attributed to Cyrgo, included in the Company’s Consolidated Financial Statements since the acquisition date are not material. Cyrgo, since the acquisition date until September 30, 2013, did not generate significant amounts of net sales and net income. In addition, the amount of net sales and net profit generated by this entity during the period ended September 30, 2013, had it been acquired at the beginning of that period, would not have been material.

3.5 — Acquisition of additional interest in subsidiaries

a) Gerdau Steel India Ltd.

The Company acquired an additional interest of 4.14% in subsidiary Gerdau Steel India Ltd. (formerly named Kalyani Gerdau Steel Ltd.). The amount paid for the transaction was R$ 18,151 and, as a result of the transaction and in accordance with IAS 27, the Company recognized in equity, under the row “Effects of interest changes in subsidiaries”, the amount R$ 8,090, which is the difference between the amount paid and the amount of the non-controlling interests in the net assets acquired.

b) Gerdau Hungria Holdings LLC

The Company acquired from Grupo Gerdau Empreendimentos Ltda., an additional interest of 1% in the subsidiary Gerdau Hungria Holdings LLC. The amount paid was R$ 14,939 and, as a result of the transaction and in accordance with IAS 27, the Company recognized in equity, under the row “Effects of interest changes in subsidiaries”, the amount of R$ (385), which is the difference between the amount paid and the amount of the non-controlling interests in the net assets acquired.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

3.6 — Total cash paid for business combinations and interest increases in already controlled subsidiaries

September 30, 2013
Companies / interest acquired
Acquisition of control
Cycle Systems Inc.	26,361
Cyrgo S.A.	29,261
55,622

Interest increase in subsidiaries
Gerdau Steel India Ltd.	18,151
Gerdau Hungria Holdings LLC	14,939
33,090

There were no amounts paid for business combinations and interest increases in already controlled subsidiaries on September 30, 2012.

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

Cash and cash equivalents

	September 30, 2013	December 31, 2012
Cash	10,563	6,377
Banks and immediately available investments	1,954,888	1,430,858
Cash and cash equivalents	1,965,451	1,437,235

Short term investments

	September 30, 2013	December 31, 2012
Held for trading	1,546,514	1,059,605
Short-term investments	1,546,514	1,059,605

Held for Trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — ACCOUNTS RECEIVABLE

	September 30, 2013	December 31, 2012
Trade accounts receivable - in Brazil	1,726,434	1,227,610
Trade accounts receivable - exports from Brazil	112,705	300,669
Trade accounts receivable - foreign subsidiaries	2,725,827	2,252,488
(-) Allowance for doubtful accounts	(124,166)	(85,386)
	4,440,800	3,695,381

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 6 - INVENTORIES

	September 30, 2013	December 31, 2012
Finished products	3,351,609	3,555,116
Work in progress	1,816,072	1,961,380
Raw materials	1,904,184	2,188,582
Storeroom supplies	822,607	943,265
Advances to suppliers	150,671	159,594
Imports in transit	203,971	285,474
(-) Allowance for adjustments to net realizable value	(52,360)	(71,869)
	8,196,754	9,021,542

The allowance for adjustment to net realizable value is mainly related to the reduction in cost, or the adjustment to market, of certain raw materials acquired by the Company and that had a decrease in the sale price of finished products. Based on the estimated production costs to convert these raw materials to finished products, the resulting estimated finish product cost was in excess of the estimated sales price less estimated cost of sales, thus, the Company recognized adjustments to net realizable values, as follows:

Balance as of January 1, 2012	(13,347)
Provision for adjustments to net realizable value	(141,121)
Reversal of adjustments to net realizable value	86,710
Exchange rate variation	(4,111)
Balance as of December 31, 2012	(71,869)
Provision for adjustments to net realizable value	(30,573)
Reversal of adjustments to net realizable value	54,016
Exchange rate variation	(3,934)
Balance as of September 30, 2013	(52,360)

Inventories are insured against fire and flooding. The insurance coverage is based on the amounts and risks involved.

During the three-month period ended on September 30, 2013 the amounts of R$ 8,959,637 and R$ 544,142 (R$ 8,621,389 and R$ 489,904 as of September 30, 2012), respectively were recognized as cost of sales and freights in the condensed consolidated interim financial statements. During the nine-month period ended on September 30, 2013 the amounts of R$ 25,757,117 and R$ 1,486,651 (R$ 25,264,844 and R$ 1,443,430 as of September 30, 2012), respectively were recognized as cost of sales and freights in the condensed consolidated interim financial statements.

For the nine-month period ended on September 30, 2013, cost of sales includes the amounts of R$ 66,885 (R$ 52,871 as of September 30, 2012) related to the provision for adjustments to net realizable value of inventories and R$ 39,823 (R$ 24,560 as of September 30, 2012) related to the reversal of adjustments to net realizable value of inventories.

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

The Company’s subsidiaries in Brazil used R$ 7,579 and R$ 16,593 for the three and nine-month periods ended on September 30, 2013, (R$ 6,930 and R$ 11,882 for the three and nine-month periods ended on September 30, 2012, respectively) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, senior citizens, sports, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2023, a 75% reduction in income tax on operating profit, which represents R$ 5,183 and R$ 10,236 for the three and nine-month periods ended on September 30, 2013, respectively (R$ 5,177 and R$ 6,673 for the three and nine-month periods ended on September 30, 2012). The respective tax incentives were recorded directly in the income and social contribution tax account in the statement of income.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

As of September 30, 2013, the Company had tax loss carryforwards arising from its operations in Brazil of R$ 794,772 for income tax (R$ 539,676 as of December 31, 2012) and R$ 1,365,473 for social contribution tax (R$ 1,252,564 as of December 31, 2012), representing a deferred tax asset of R$ 321,585 (R$ 247,650 as of December 31, 2012). The Company believes that the amounts will be realized based on future taxable income. In addition to these deferred tax assets, the Company has not recorded a portion of the tax asset of R$ 187,529 (R$ 195,280 as of December 31, 2012), due to the Company’s inability to use the tax loss carryforwards in its subsidiaries. Notwithstanding, these tax loss carryforwards do not have an expiration date.

On January 1, 2013, the subsidiary Gerdau Ameristeel amalgamated with Gerdau Steel North America, Inc. (GSNAI) and as a result of the amalgamation, the Company recorded R$ 21,381 of additional deferred tax asset related to tax loss carryforwards. As of September 30, 2013 and December 31, 2012, the subsidiary Gerdau Ameristeel had a deferred tax asset of R$ 225,328 and R$ 151,920, respectively, for tax loss carry forwards in Canada. These tax loss carryforwards expire on various dates between 2025 and 2033. The subsidiary believes it is probable that these deferred tax benefits will be realized through the generation of future taxable income and, historically, the subsidiary has been able to generate sufficient taxable income to utilize tax benefits associated with previous tax loss carry forwards, however, the amounts of deferred tax assets can be adjusted if the estimates of taxable income are revised.

As of September 30, 2013, the subsidiary Gerdau Ameristeel had R$ 282,026 (R$ 142,673 on December 31, 2012) of tax losses over capital losses for which no deferred tax assets were recognized. Of this amount, R$ 135,267, was derived from tax losses related to the amalgamation with GSNAI and also from foreign currency transactions. The remaining balance relates primarily to  long-term investment losses recognized by Gerdau Ameristeel and currently does not have an expiration date, except for the amounts of R$ 76,155 and R$ 1,820 included in the balance sheet as of September 30, 2013 that expire on 2015 and 2016, respectively (R$ 69,786 and R$ 1,667 as of December 31, 2012). The subsidiary had several state tax losses totaling R$ 165,664 (R$ 144,982 at December 31, 2012), which have not been recognized and expire at various dates between 2013 and 2032. The subsidiary also had R$ 100,925 as of September 30, 2013 (R$ 92,485 as of December 31, 2012) of state tax credits which have not been recognized in the Consolidated Balance Sheets. These credits expire at various dates between 2015 and 2018, except for an amount of R$ 6,953 (R$ 6,372 at December 31, 2012), which does not have an expiration date.

In Brazil, income taxes include the federal income tax (IRPJ) and social contribution (CSLL), which represent an additional federal income tax. The applicable tax rates for income tax and social contribution are 25% and 9%, respectively, for the three and nine month periods ended on September 30, 2013 and 2012. Beyond the domestic tax rates mentioned above, the Company is also subject to taxes on income in its subsidiaries abroad, which tax rates range between 20% and 38.5%. The difference between the tax rates in Brazil and the tax rates in other countries are presented in the reconciliation of income tax and social contribution adjustments on net income in the line “difference in tax rates in foreign companies”.

Reconciliation of income tax (IRPJ) and social contribution (CSLL) adjustments on the net income:

	For the three-month period ended		For the nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Income before income taxes	679,485	433,816	999,735	1,356,387
Statutory tax rates	34%	34%	34%	34%
Income and social contribution taxes at statutory rates	(231,025)	(147,498)	(339,910)	(461,172)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	80,380	6,275	204,645	119,061
- Equity in earnings of unconsolidated companies	6,243	(1,069)	11,786	4,824
- Interest on equity	44,547	(9,649)	46,965	(9,329)
- Tax credits and incentives	12,797	12,107	26,829	18,555
- Tax deductible goodwill recorded in statutory books	86,821	89,708	263,351	269,126
- Other permanent differences, net	(37,639)	24,727	(11,306)	56,127
Income and social contribution taxes	(37,876)	(25,399)	202,360	(2,808)
Current	(113,680)	(93,287)	(250,509)	(342,003)
Deferred	75,804	67,888	452,869	339,195

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 8 — INVESTMENTS

I) Associates and jointly-controlled entities

	Joint Ventures			Associate companies
	Joint Ventures North America (a)	Gerdau Corsa S.A.P.I. de C.V.	Kalyani Gerdau Steel Ltd.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Maco Holdings Ltda.	Others	Goodwill (b)	Total
Balance as of January 1, 2012	266,520	49,488	(4,723)	106,726	19,784	179,961	83,691	138,366	104,045	1,290	410,143	1,355,291
Equity in earnings	28,757	(5,957)	(17,102)	18,335	(548)	(17,501)	5,689	(10,344)	7,024	—	—	8,353
Cumulative Translation Adjustment	25,420	8,476	(19,436)	—	4,090	14,735	14,392	13,854	—	—	44,616	106,147
Capital increase	—	—	159,592	—	—	—	—	—	—	—	—	159,592
Dividends/Interest on equity	(42,486)	—	—	(3,280)	—	—	—	—	(11,292)	—	—	(57,058)
Reclassification of goodwill upon acquisition of control	—	—	28,389	—	—	—	—	—	—	—	(28,389)	—
Acquisition of control	—	—	(146,720)	—	—	—	—	—	—	—	—	(146,720)
Balance as of December 31, 2012	278,211	52,007	—	121,781	23,326	177,195	103,772	141,876	99,777	1,290	426,370	1,425,605
Equity in earnings	25,147	(5,357)	—	13,559	(1,670)	(2,800)	(4,601)	9,123	1,263	—	—	34,664
Cumulative Translation Adjustment	24,507	3,582	—	—	805	15,594	8,225	2,885	—	—	41,167	96,765
Capital reduction	—	—	—	—	—	—	—	—	(26,663)	—	—	(26,663)
Acquisition/Disposal of investment	—	—	—	—	—	—	—	—	(74,377)	—	—	(74,377)
Capital increase	—	77,103	—	—	—	—	—	—	—	—	—	77,103
Dividends	(13,242)	—	—	(20,553)	—	—	—	(2,501)	—	—	—	(36,296)
Balance as of September 30, 2013	314,623	127,335	—	114,787	22,461	189,989	107,396	151,383	—	1,290	467,537	1,496,801

a) Joint Ventures North America

Companies: Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail.

b) Goodwill

	September 30, 2013	December 31, 2012
Dona Francisca Energética S.A.	17,071	17,071
Grupo Multisteel Business Holdings Corp.	54,516	46,195
Corsa Controladora S.A. de C.V.	176,525	163,269
Corporación Centroamericana del Acero, S.A.	219,425	199,835
	467,537	426,370

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended on September 30, 2013, acquisitions amounted to R$ 729,419 (R$ 903,901 as of September 30, 2012), and disposals amounted to R$ 2,307 (R$ 24,921 as of September 30, 2012). During the nine-month period ended on September 30, 2013, acquisitions amounted to R$ 1,921,005 (R$ 2,445,274 as of September 30, 2012), and disposals amounted to R$ 7,845 (R$ 28,078 as of September 30, 2012).

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended September 30, 2013 amounted to R$ 30,417 (R$ 26,718 as of September 30, 2012). Borrowing costs capitalized during the nine-month period ended September 30, 2013 amounted to R$ 86,542 (R$ 68,801 as of September 30, 2012).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 541,610 as of September 30, 2013 (R$ 525,220 as of December 31, 2012).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 10 — GOODWILL

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2012	9,370,268	(214,479)	9,155,789
(+/-) Foreign exchange effect	855,606	(17,371)	838,235
(+) Reclassification upon acquisition of control	28,389	—	28,389
(+) Additions	10,983	—	10,983
Balance as of December 31, 2012	10,265,246	(231,850)	10,033,396
(+/-) Foreign exchange effect	803,830	(20,112)	783,718
(+) Additions (Note 3.4b)	26,465	—	26,465
Balance as of September 30, 2013	11,095,541	(251,962)	10,843,579

	September 30, 2013	December 31, 2012
Brazil	525,854	513,711
Special Steels	2,451,965	2,239,566
Latin America	764,797	770,843
North America	7,100,963	6,509,276
	10,843,579	10,033,396

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual interest rate (*)	September 30, 2013	December 31, 2012
Short term financing in Brazilian reais
Working capital	7.75%	382,122	393,579
Financing of investment	9.14%	25,699	—
Short term financing in foreign currency
Working capital (US$)	2.04%	539,100	943,790
Working capital (€)	2.78%	125,418	64,190
Working capital (Clp$)	3.76%	1,729	2,096
Working capital (Cop$)	6.67%	118,378	172,105
Working capital (PA$)	17.97%	8,989	38,102
Working capital (Mxn$)	5.79%	52,549	154,289
Financing of property, plant and equipment and others (US$)	4.07%	6,596	6,764
Financing of property, plant and equipment and others (INR)	10.83%	4,329	5,133
Financing of property, plant and equipment and others (Mxn$)	5.79%	43,126	26,125
		1,308,035	1,806,173
Plus current portion of long-term financing		434,234	518,201
Short term financing plus current portion of long-term financing		1,742,269	2,324,374

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Long-term financing in Brazilian reais
Working capital	1.87%	19,138	263,774
Financing of property, plant and equipment	7.37%	1,460,235	1,615,955
Financing of investment	9.15%	626,900	—
Long-term financing in foreign currency
Working capital (US$)	1.86%	326,702	1,318,628
Working capital (€)	2.78%	37,726	56,154
Working capital (Mxn$)	5.79%	—	27,956
Working capital (COP$)	6.66%	252,157	248,924
Working capital (PA$)	17.97%	400	618
Working capital (INR)	10.83%	14,435	—
Ten Year Bonds (US$)	6.51%	10,493,676	8,274,411
Financing of investment (US$)	4.75%	153,256	188,178
Financing of investment (INR)	10.83%	131,791	143,276
Financing of property, plant and equipment and others (US$)	4.30%	507,942	106,195
Financing of property, plant and equipment and others (Mxn$)	5.79%	31,866	—
		14,056,224	12,244,069
Less: current portion		(434,234)	(518,201)
Long term financing minus current portion		13,621,990	11,725,868
Total financing		15,364,259	14,050,242

Principal amount of the financing		15,025,527	13,741,887
Interest amount of the financing		338,732	308,355
Total financing		15,364,259	14,050,242

(*) Weighted average effective interest costs on September 30, 2013.

Loans and financing denominated in Brazilian Reais are indexed at fixed rates or to the following indicators: the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), CDI (Interbank Deposit Certificate), the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas) and IPCA (Extended National Consumer Price Index).

Summary of loans and financing by currency:

	September 30, 2013	December 31, 2012
Brazilian Real (R$)	2,514,094	2,273,308
U.S. Dollar (US$)	12,027,272	10,837,966
Euro (€)	163,144	120,344
Colombian Peso (Cop$)	370,535	421,029
Argentine Peso (PA$)	9,389	38,720
Chilean Peso (Clp$)	1,729	2,096
Mexican Peso (Mxn$)	127,541	208,370
Indian rupee (INR)	150,555	148,409
	15,364,259	14,050,242

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Timeline of installment payments of long-term loans and financing is as follows:

	September 30, 2013	December 31, 2012
2014 (*)	182,519	1,054,654
2015	899,048	1,113,093
2016	395,020	326,199
2017	3,690,716	3,330,154
2018 and after	8,454,687	5,901,768
	13,621,990	11,725,868

(*) For the period as of September 30, 2013, the amounts represents payments from October 01, 2014 to December 31, 2014.

a) On April 15, 2013, the Company, through its subsidiary Gerdau Trade Inc., concluded the issuance of ten-year bonds, in the amount of US$ 0.7 billion, with a coupon of 4.75% annually. The proceeds have being used to refinance the Company’s indebtedness and for general corporate purposes. On September 30, 2013, the outstanding balance of this financing was R$ 1.5 billion.

b) Covenants

Certain debt agreements contain financial covenants as a tool used by creditors to monitor the Company’s financial position. The following is a brief description of the financial covenants required under the Company’s debt agreements.

During the 2nd quarter of 2013, the Company completed the implementation of its new financial covenants standard in which cash and cash equivalents, as well as financial income are considered in the calculation of the indicators. Aligned with this strategy, the financing agreements of the Company and its subsidiaries, which contain financial covenants, follow the new standard:

I) Net Interest Coverage Ratio - measures the ability to pay net financial expenses in relation to EBITDA, as defined in the bank agreements (Earnings before Interest, Taxes, Depreciation, Amortization, Impairment and Restructuring Costs). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times the net financial expense of the same period for Gerdau S.A. and 3.5 times for Metalúrgica Gerdau S.A. On September 30, 2013, the current ratio was 5.5 times at Gerdau S.A. and 4.6 times in Metalúrgica Gerdau S.A.

II) Net Leverage Ratio - measures the level of net debt (considers the outstanding principal of the debt, less cash, cash equivalents and short-term investments) to EBITDA, as defined in the bank agreements. The contractual ratio indicates that the net debt should not surpass 4 times the EBITDA for the last 12 months. As of September 30, 2013, the current ratio was 2.8 times at Gerdau S.A. and 3.1 times at Metalúrgica Gerdau S.A.

III) Current Ratio — Refers only to Metalúrgica Gerdau S.A., measures the company’s ability in fulfilling its short term obligations. The contractual terms indicate that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of September 30, 2013 the current ratio was 2.5 times.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by global economics and the steel market.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 12 — DEBENTURES

		Quantity as of September 30, 2013			September 30,	December 31,
Issuance	General Meeting	Issued	Held in treasury	Maturity	2013	2012
3rd- A and B	May 27,1982	144,000	122,790	06/01/2021	85,762	90,540
7th	July 14, 1982	68,400	45,692	07/01/2022	118,060	117,936
8th	November 11, 1982	179,964	141,204	05/02/2023	131,639	257,979
9th	June 10, 1983	125,640	48,641	09/01/2014	26,943	30,948
11th - A and B	June 29, 1990	150,000	136,871	06/01/2020	64,707	120,910
Total Consolidated					427,111	618,313

Current					26,943	257,979
Non-current					400,168	360,334

Maturities of long-term amounts are as follows:

	September 30, 2013	December 31, 2012
2014 (*)	—	30,948
2020 on	400,168	329,386
	400,168	360,334

(*) For the period as of September 30, 2013, the amounts represents payments from October 01, 2014 to December 31, 2014.

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional annual interest rate was 5.62% and 8.40% for the nine-month period ended on September 30, 2013 and annual period ended on December 31, 2012, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Ten Years bonds, other financing, payroll and related liabilities, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Market value — the market value of the aforementioned financial instruments is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	September 30, 2013		December 31, 2012
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	1,965,451	1,965,451	1,437,235	1,437,235
Short-term investments	1,546,514	1,546,514	1,059,605	1,059,605
Trade accounts receivable	4,440,800	4,440,800	3,695,381	3,695,381
Related parties	82,994	82,994	132,478	132,478
Unrealized gains on derivatives	1,096	1,096	—	—
Other current assets	304,946	304,946	259,886	259,886
Other non-current assets	219,202	219,202	231,130	231,130
Liabilities
Trade accounts payable	3,289,279	3,289,279	3,059,684	3,059,684
Ten Year Bonds	10,493,676	10,799,457	8,274,411	9,390,609
Other financing	4,870,583	4,870,583	5,775,831	5,775,831
Payroll and related liabilities	706,760	706,760	558,634	558,634
Debentures	427,111	427,111	618,313	618,313
Related parties	—	—	15	15
Other current liabilities	496,868	496,868	358,673	358,673
Other non-current liabilities	309,183	309,183	271,818	271,818
Put options on non controlling interest	—	—	607,760	607,760
Unrealized losses on derivatives	661	661	8,199	8,199

The fair value of the Ten-Year bond Securities is based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Condensed Consolidated Interim Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company believes that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology has been used in the last years to elaborate strategic maps with objectives and indicators of the main processes. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/ EBITDA, Net Financial Expenses Coverage Ratio, and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-term investments (notes 4, 11 and 12). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and equity (note 21). The Company may change its capital structure, as economic and financial conditions to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

WACC	between 10% to 13% a year
Net debt/EBITDA	less or equal to 4 times
Net Financial Expenses Coverage Ratio	greater or equal to 3 times
Debt/Equity Ratio	less than or equal to 60%

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change		September 30, 2013	September 30, 2012
Foreign currency sensitivity analysis	5%		176,052	155,961
Interest rate sensitivity analysis	10	bps	83,571	83,111
Sensitivity analysis of changes in prices of products sold	1%		295,420	289,940
Sensitivity analysis of changes in raw material and commodity prices	1%		183,249	182,913
Sensitivity analysis of interest rate swaps	10	bps	2,312	1,113
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%		5,694	5,755

Foreign currency sensitivity analysis:  As of September 30, 2013, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 176,052 and R$ 84,220 after the effects of changes in the net investment hedge described in note 13.g, as of September 30, 2013 (R$ 155,961 and R$ 74,356 of September 30, 2012, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The impact calculated, considering this variation in the interest rate totals R$ 83,571 as of September 30, 2013 (R$ 83,111 as of September 30, 2012) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the nine-month period ended on September 30, 2013, totals R$ 295,420 (R$ 289,940 as of September 30, 2012) and the variation in the price of raw materials and other inputs totals R$ 183,249 as of September 30, 2013 (R$ 182,913 as of September 30, 2012). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of 10 bps in the interest curve represents an income of R$ 2,312 (income of R$ 1,113 as of September 30, 2012) and a decrease of 10 bps in the interest curve represents an expense of R$ 2,312 (expense of R$ 1,113 as of September 30, 2012). On September 30, 2013, these effects would be recognized in the statement of comprehensive income in the amount of R$ 2,312 (R$ 1,074 in the statement of income and R$ 39 in the statement of comprehensive income on September 30, 2012). The interest rate swaps to which the Company is exposed to are presented in note 13.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Colombian Peso and Brazilian Real and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Colombian Peso and Brazilian Real represents a gain of R$ 5,694 as of September 30, 2013 (R$ 5,755 as of September, 30 2012) and a decrease of 5% on the US Dollar against the Colombian Peso and Brazilian Real represents a loss of R$ 5,694 as of September 30, 2013 (R$ 5,755 as of September 30, 2012). The Dollar/Colombian Peso and Dollar/Brazilian Real forward contracts were entered into to hedge liabilities (debt) and these effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 13.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

September 30, 2013 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Total
Cash and cash equivalents	1,965,451	—	1,965,451
Short-term investments	—	1,546,514	1,546,514
Unrealized gains on financial instruments	—	1,096	1,096
Trade accounts receivable	4,440,800	—	4,440,800
Related parties	82,994	—	82,994
Other current assets	304,946	—	304,946
Other non-current assets	219,202	—	219,202
Total	7,013,393	1,547,610	8,561,003
Financial result for the nine-month period ended on September 30, 2013	213,958	88,619	302,577
Financial result for the three-month period ended on September 30, 2013	64,202	44,967	109,169

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,289,279	3,289,279
Ten Year Bonds	—	—	10,493,676	10,493,676
Other financing	—	—	4,870,583	4,870,583
Payroll and related liabilities	—	—	706,760	706,760
Debentures	—	—	427,111	427,111
Related parties	—	—	—	—
Other current liabilities	—	—	496,868	496,868
Other non-current liabilities	—	—	309,183	309,183
Unrealized losses on financial instruments	—	661	—	661
Total	—	661	20,593,460	20,594,121
Financial result for the nine-month period ended on September 30, 2013	(12,992)	—	(1,236,000)	(1,248,992)
Financial result for the three-month period ended on September 30, 2013	2,872	—	(318,201)	(315,329)

December 31, 2012 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Total
Cash and cash equivalents	1,437,235	—	1,437,235
Short-term investments	—	1,059,605	1,059,605
Trade accounts receivable	3,695,381	—	3,695,381
Related parties	132,478	—	132,478
Other current assets	259,886	—	259,886
Other non-current assets	231,130	—	231,130
Total	5,756,110	1,059,605	6,815,715
Financial result for the nine-month period ended on September 30, 2012	259,600	132,945	392,545
Financial result for the three-month period ended on September 30, 2012	93,833	31,648	125,480

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,059,684	3,059,684
Ten Year Bonds	—	—	8,274,411	8,274,411
Other financing	—	—	5,775,831	5,775,831
Payroll and related liabilities	—	—	558,634	558,634
Debentures	—	—	618,313	618,313
Related parties	—	—	15	15
Other current liabilities	—	—	358,673	358,673
Other non-current liabilities	—	—	271,818	271,818
Put options on non-controlling interest	—	—	607,760	607,760
Unrealized losses on financial instruments	7,154	1,045	—	8,199
Total	7,154	1,045	19,525,139	19,533,338
Financial result for the nine-month period ended on September 30, 2012	(14,293)	—	(944,619)	(958,912)
Financial result for the three-month period ended on September 30, 2012	(4,031)	—	(255,387)	(259,418)

As of September 30, 2013, the Company has derivative financial instruments such as interest rate swaps and forward contracts in US Dollar. Part of these instruments is classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Condensed Consolidated Interim Financial Statements of the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and results. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage market risks as mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies), currency swaps and currency forward contracts.

Forward Contracts in US Dollar

On September 24, 2013, the subsidiary Gerdau Aços Longos S.A. has entered into Non Deliverable Forwards with notional amount of US$ 34.3 million (R$ 76.5 million as of September 30, 2013) and a maturity date October 17, 2013. These transactions were contracted to hedge against exchange exposure from pre-payment. The fair value of these contracts represented a gain of R$ 678 and it is presented in the consolidated statement of income. The counterparty of these transactions is HSBC bank.

The subsidiary Diaco S.A. has Non Deliverable Forwards, with a notional amount of US$ 20.0 million (R$ 44.6 million as of September 30, 2013) and a maturity date on July 18, 2014. These transactions were contracted to hedge against the US dollar exposure from the global credit line. The fair value of these contracts represented a gain of R$ 1,567 and it is presented in the consolidated statement of income. The counterparties of these transactions are Banco Davivienda and Bancolombia banks.

The subsidiary Diaco S.A. has settled Non Deliverable Forwards, with a notional amount of US$ 60.0 million (R$ 132.9 million as of September 30, 2013). This transaction was contracted to hedge against the exchange exposure arising on the US dollar financing, referred to the global credit line. The fair value of this contract represents a gain of R$ 3,711 and it was presented in the consolidated statement of income. The counterparties to this transaction are the banks JPMorgan and BNP Paribas.

The prospective and retrospective testing made for the above financial instruments did not identify any amount of ineffectiveness.

Swap Contracts

Interest rate swap

On January 10, 2013, the subsidiary Gerdau Hungria Holding LLC entered into an NDF with a notional amount of US$ 296.6 million (R$ 657.2 million), settled on February, 21, 2013. This transaction was contracted to hedge against the exchange exposure arising on the Euro financing, relating to the acquisition of 40% of the interest on Corporación Sidenor S.A. (currently Gerdau Holdings Europa S.A.). The fair value of this contract represents a loss of R$ 9,576 and it has been presented in the consolidated statement of income. The counterparty to this transaction was JPMorgan.

The subsidiary Siderúrgica del Perú S.A. - Siderperú entered into an interest rate swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract has a nominal value of US$ 14.3 million (R$ 31.9 million as of September 30, 2013) and maturity date on April 3, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the subsidiary took on debt in US dollars at floating rates for an amount greater than the swap. The fair value adjustment of this contract as of September 30, 2013 results in a loss of R$ 1,071 presented in the statement of income. The counterparty to this transaction is Banco Bilbao Vizcaya -BBVA.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The subsidiary Gerdau Açominas S.A. has settled interest rate swap with a notional value of US$ 350 million (R$ 775 million as of September 30, 2013) and maturity date on June 22, 2015, on which the financial charges agreed to on the debt contract with Banco do Brasil, equivalent to LIBOR plus a percentage of interest, are exchanged for pre-determined interest rates. The fair value of this contract as of September 30, 2013 is a loss of R$ 2,993 presented in the statement of income. The counterparts of this transaction are HSBC, Citibank and Morgan Stanley.

On September 24, 2013, the subsidiary Gerdau Kalyani entered into cross currency interest rate swap qualified as cash flow hedge, in which it receives a variable interest rate based on LIBOR and pays a fixed interest rate in Indian Rupee. This transaction has nominal value of US$ 40.0 million (R$ 89.2 million as of September 30, 2013) and a maturity date on September 24, 2018. This swap was contracted to manage the risk of changes in interest rates (Libor) and risk of changes in the exchange rate (Dollar/Indian Rupee). The fair value of this transaction as of September 30, 2013 is a loss of R$ 147 presented in the statement of comprehensive income. The counterparty to this transaction is Bank of Tokyo.

The derivatives instruments can be summarized and categorized as follows:

					Change in fair value for the year recognized in				Fair value as of
			Notional value		Net income		Other comprehensive income		Amount receivable		Amount payable
	Position		September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Forward
Diaco S.A			—	—	3,711	(8,600)	—	—	—	—	—	—
Diaco S.A			US$ 20.0 million	US$ 20.0 million	1,567	(1,152)	—	—	418	—	—	(1,535)
Gerdau S.A			—	—	—	(2,528)	—	—	—	—	—	—
Gerdau Aços Longos S.A.			US$ 34.3 million	—	678	—	—	—	678	—	—	—
					5,956	(12,280)	—	—	1,096	—	—	(1,535)

Swap contracts
Interest rate swap
Siderúrgica del Perú S.A.A. - Siderperú	receivable under the swap	Libor 6M + 0.90%	US$ 14.3 million	US$ 25.0 million	(1,071)	(2,117)	833	(3,378)	—	—	(514)	(1,646)
	payable under the swap	5.50%
Gerdau Açominas S.A.	receivable under the swap	Libor 6M + 2.30%	—	US$ 350.0 million	(2,993)	686	3,312	541	—	—	—	(5,018)
	payable under the swap	3.28%
Gerdau Hungria Holding Liability Company	payable under the swap	1.32%	—	—	(9,576)	—	—	—	—	—	—	—
Gerdau Steel India Ltd.	receivable under the swap	Libor 6M +2%	US$ 40.0 million	—	—	—	(144)	—	—	—	(147)	—
	payable under the swap	10.17%
					(13,640)	(1,431)	4,001	(2,837)	—	—	(661)	(6,664)
					(7,683)	(13,711)	4,001	(2,837)	1,096	—	(661)	(8,199)

	September 30, 2013	December 31, 2012
Unrealized gains on derivatives
Current assets	418	—
Non-current assets	678	—
	1,096	—
Unrealized losses on derivatives
Current liabilities	(514)	(1,535)
Non-current liabilities	(147)	(6,664)
	(661)	(8,199)
Net effect	435	(8,199)

f) Put options on non-controlling interests

The Santander Group had the option to sell its interest in Sidenor (currently Gerdau Holdings Europa S.A.) to the Company after 5 years from the original date of purchase. On December 23, 2010, the Santander Group and the Company, extended the term of the put option to January 10, 2014. In October 2012, Santander exercised the option with settlement in January 2013. As a result of the settlement on January 9, 2013, for R$ 599,195, the Company acquired an additional 40% interest in Sidenor, from them on owning 100% of this subsidiary. The amount of the put-option on December 31, 2012 was R$ 607,760.

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds, contracted by the subsidiary GTL Trade Finance Inc., in the amount of US$ 1.5 billion and by the subsidiary Gerdau Trade Inc., in the amount of US$ 1.2 billion. As a consequence, the effect of exchange rate changes on these debts has been recognized in comprehensive income, while the effect of taxation (income and social contribution taxes) is recognized in income.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company decided to change the value of the net investment hedge designation in foreign subsidiaries for the operations of Ten Years Bonds. Thus, the exchange rate variance over the amount of US$ 1.9 billion will continue to be recognized in equity and in the statement of comprehensive income, while the exchange rate variance on the portion of US$ 0.8 billion is recognized in income.

On April 15, 2013, the Company, through its subsidiary Gerdau Trade Inc., completed the issuance of a 10-year Bond (Ten Year Bonds) in the amount of US$ 0.7 billion. The Company designated the amount of US$ 0.5 billion of this issuance as a net investment hedge and as a consequence, the effect of exchange variance of this portion of the debt will be registered in equity and in the statement of comprehensive income, while the exchange rate variance on the portion of US$ 0.2 billion is recognized in income.

Additionally, the Company chose to designate as hedge part of the net investments in financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.2 billion, which were made in order to provide part of the resources for these investments acquisitions abroad.

Based on the standard and interpretation of standard mentioned above, the Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the statement of Comprehensive Income as an unrealized loss in the amount of R$ 39,182 and R$ 558,724 for the three and nine-month periods ended on September 30, 2013, respectively (loss of R$ 29,707 and R$ 333,329 for the three and nine-month period ended on September 30, 2012).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

h) Measurement of fair value:

IAS 32 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. IFRS 7 establishes a hierarchy of three levels for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of September 30, 2013, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of September 30, 2013, are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	Fair Value Measurements at Reporting Date Using
	Quoted Prices Active Markets for Identical Assets (Level 1)				Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012

Current assets
Short-term investments Trading	1,546,514	1,059,605	1,066,098	985,714	480,416	73,891
Financial instruments	418	—	—	—	418	—

Non-current assets
Financial instruments	678	—	—	—	678	—
	1,547,610	1,059,605	1,066,098	985,714	481,512	73,891

Current liabilities
Financial instruments	514	1,535	—	—	514	1,535

Non-current liabilities
Financial instruments	147	6,664	—	—	147	6,664
	661	8,199	—	—	661	8,199
	1,548,271	1,067,804	1,066,098	985,714	482,173	82,090

NOTE 14 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position and operational results of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Company’s legal advisors and of Management and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	September 30, 2013	December 31, 2012
a) Tax provisions	1,020,948	862,597
b) Labor provisions	209,215	200,205
c) Civil provisions	23,630	18,579
	1,253,793	1,081,381

a) Provision for tax issues

The increase in tax provisions relates, substantially, to the discussions concerning the compensation of PIS credits, the incidence of PIS and COFINS on other income and excluding the ICMS from the calculation basis for PIS and COFINS. In relation to the demands of dealing with the exclusion of ICMS from the calculation basis for PIS and COFINS, the Company and its subsidiaries have been deposited in court the amounts involved.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

II) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	September 30, 2013	December 31, 2012
Tax	1,030,650	872,272
Labor	55,139	45,932
Civil	4,211	4,374
	1,090,000	922,578

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	September 30, 2013	December 31, 2012
Assets
Associate companies
Armacero Ind. Com. Ltda.	18,011	9,287

Controlling shareholders
Metalúrgica Gerdau S.A.	113	—

Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	2,042	56,243

Others
Fundação Gerdau	62,735	66,933
Others	93	15
	82,994	132,478

Liabilities
Parent company
Metalúrgica Gerdau S.A.	—	(13)
Others
Others	—	(2)
	—	(15)

	For the nine-month period ended
	September 30, 2013	September 30, 2012
Net financial income	1,522	729

b)             Commercial operations

During the nine-month periods ended September 30, 2013 and 2012, the Company, through its subsidiaries, performed commercial operations with some of its associated companies and jointly controlled entities in sales of R$ 528,587 as of September 30, 2013 (R$ 306,119 as of September 30, 2012) and purchases in the amount of R$ 368,839 as of September 30, 2013 (R$ 155,886 as of September 30, 2012). The net balance of accounts receivable totals R$ 52,584 as of September 30, 2013 (R$ 81,889 as of December 31, 2012).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c)              Financial operations

	(Expenses)/Income
	For the nine-month periods ended
	September 30, 2013	September 30, 2012
Shareholders
Indac - Ind. Adm. e Comércio S.A. (*)	(9,606)	(13,083)
Grupo Gerdau Empreendimentos Ltda. (**)	453	—

(*) Guarantees of certain financing in the amount of R$ 1,256,641 at September 30, 2013, for which the Company pays a fee of 0.95% of the amount guranteed .

(**) Rental agreement

d)             Guarantees granted

Related Party	Relationship	Type	Object	Original Amount	Maturity	Balance
Dona Francisca Energética S.A	Associate	Guarantee	Financing Agreements	152,020	Dec/14	8,899
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	2,042,893	Jun/15 - Nov/17	493,931
Empresa Siderúrgica Del Peru S.A.A	Subsidiary	Guarantee	Financing Agreements	148,071	Unspecified	156,100
Empresa Siderúrgica Del Peru S.A.A.	Subsidiary	Guarantee	Financing Agreements	443,147	Mar/14 - Apr/14	156,115
GTL Trade Finance Inc.	Subsidiary	Guarantee	10-year Bond	1,744,000	Oct/17	3,345,000
Diaco S.A.	Subsidiary	Guarantee	Financing Agreements	109,158	Mar/14 - Jun/17	144,950
Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Electricity Purchase/Sale Agreement	1,664	Sept/16	8,354
Gerdau Holding Inc.	Subsidiary	Guarantee	10-year Bond	2,188,125	Jan/20	2,765,200
Industrias Nacionales C. por A.	Associate	Guarantee	Financing Agreements	102,529	Jul/15 - Jan/19	129,067
Industrias Nacionales C. por A.	Associate	Guarantee	Financing Agreements	112,852	Mar/14	46,510
Gerdau Corsa S.A.P.I. de C.V.	Associate	Guarantee	Working Capital Line	75,392	Oct/13	99,235
Gerdau Trade Inc.	Subsidiary	Guarantee	10-year Bond	2,117,750	Sept/21	2,754,050
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	67,773	Jan/16	90,315
Gerdau Corsa S.A.P.I. de C.V.	Associate	Guarantee	Financing Agreements	123,293	Aug/14	162,833
Siderúrgica Tultitlán S.A. de C.V.	Subsidiary	Guarantee	Financing Agreements	20,434	Jun/14	24,292
Coquecol S.A.C.I.	Subsidiary	Guarantee	Financing Agreements	122,508	Dec/13 - Jul/14	131,637
Steelchem Trading Corporation	Associate	Guarantee	Financing Agreements	80,964	Mar/14 - Jun/14	89,200
Gerdau Trade Inc.	Subsidiary	Guarantee	10-year Bond	1,501,275	Apr/23	1,529,780

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

e)              Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 173,771 as of September 30, 2013 (R$ 349,600 as of December 31, 2012), which corresponds to 38,202 debentures (90,233 as of December 31, 2012).

f)               Price conditions and charges

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (Interbank Deposit Certificate), which was 2.19% and 5.62% for the three-month and nine-month periods ended on September 30, 2013, respectively (2.00% and 6.59% for the three-month and nine-month periods ended on September 30, 2012, respectively). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable. The sales and purchases of inputs and products are made under terms and conditions agreed between the parties under normal market conditions.

g)             Management compensation

The Company paid to its management salaries and variable compensation totaling R$ 5,037 and R$ 24,324 for the three-month and nine-month periods ended on September 30, 2013 (R$ 4,840 and R$ 42,557 for the three-month and nine-month period ended on September 30, 2012, respectively).

NOTE 16 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	September 30, 2013		December 31, 2012
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,128,534,345	571,929,945	1,132,968,411
Repurchases	—	—	—	(2,693,000)
Exercise of stock option	—	404,411	—	558,363
Others	—	—	—	(2,299,429)
Balance at the end of the period	571,929,945	1,128,938,756	571,929,945	1,128,534,345

On September 30, 2013, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	September 30, 2013						December 31, 2012
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	28,657,881	5.0	177,105,078	15.5	205,762,959	12.0	26,937,159	4.7	180,724,706	15.8	207,661,865	12.1
Foreign institutional investors	22,720,271	4.0	545,102,320	47.6	567,822,591	33.0	23,148,777	4.0	530,037,997	46.2	553,186,774	32.2
Other shareholders	70,839,139	12.3	153,889,874	13.4	224,729,013	13.1	72,131,355	12.6	164,930,158	14.4	237,061,513	13.8
Treasury stock	1,697,538	0.3	17,092,489	1.4	18,790,027	1.0	1,697,538	0.3	17,496,900	1.5	19,194,438	1.0
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b) Treasury stocks

Changes in treasury shares are as follows:

	September 30, 2013				December 31, 2012
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	17,496,900	289,683	1,697,538	557	13,062,834	236,642
Repurchases	—	—	—	—	—	—	2,693,000	44,932
Exercise of stock option	—	—	(404,411)	(7,077)	—	—	(558,363)	(10,572)
Others	—	—	—	—	—	—	2,299,429	18,681
Balance at the end of the period	1,697,538	557	17,092,489	282,606	1,697,538	557	17,496,900	289,683

As of September 30, 2013, the Company had 17,092,489 preferred shares in treasury, totaling R$ 282,606. These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company. Until the third quarter of 2013, 404,411 shares were used upon exercise of stock options (344,348 during the period ended September 30, 2012), with losses of R$ 7,077 (R$ 14,920 during the period ended September 30, 2012) which were recorded under Investment and Working Capital reserve. The average acquisition cost of these shares was R$ 16.53.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I)  Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

IV) Pension Plan - actuarial gains and losses on postretirement benefits.

e) Operations with non-controlling interests — correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments and expenses recorded for stock option plans.

g) Dividends and interest on capital - The Company paid dividends to shareholders in the amounts presented below:

Period	Nature	R$ /share	Outstanding shares (thousands)	Credit	Payment	Amount
1st quarter	Dividends	0.02	1,700,672	5/17/2013	5/29/2013	34,013
2nd quarter	Interest	0.07	1,700,680	8/12/2013	8/21/2013	119,047
						153,060

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

This payment of dividends and interest on equity was considered as payment in advance of the minimum dividends established by the Company’s by-laws.

NOTE 17 — EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	September 30, 2013			September 30, 2012
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	200,108	394,952	595,060	130,762	258,414	389,176

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,128,818,433		571,929,945	1,130,259,723

Earnings per share (in R$) — Basic	0.35	0.35		0.23	0.23

	For the nine-month period ended on
	September 30, 2013			September 30, 2012
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	381,244	752,393	1,133,637	434,895	859,716	1,294,611

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,128,715,976		571,929,945	1,130,610,740

Earnings per share (in R$) — Basic	0.67	0.67		0.76	0.76

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	September 30, 2013	September 30, 2012
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	394,952	258,414
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	74	136
	395,026	258,550

Net income allocated to common shareholders	200,108	130,762
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(74)	(136)

	200,034	130,626

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,128,818,433	1,130,259,723
Potential increase in number of preferred shares outstanding in respect of stock option plan	623,097	1,770,572
Total	1,129,441,530	1,132,030,295

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.35	0.23

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended on
	September 30, 2013	September 30, 2012
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	752,393	859,716
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	85	347
	752,478	860,063

Net income allocated to common shareholders	381,244	434,895
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(85)	(347)

	381,159	434,548

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,128,715,976	1,130,610,740
Potential (decrease) increase in number of preferred shares outstanding in respect of stock option plan	379,040	1,359,732
Total	1,129,095,016	1,131,970,472

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.67	0.76

NOTE 18 — PROFIT SHARING

a) The profit sharing of the management of the Company is limited to 10% of net income, after deducting the income tax and compensation paid, in accordance with the Company’s by-laws; and

b) The profit sharing of the employees is based on achievement of operational targets and is allocated as cost of sales, sales expenses and as general and administrative expenses.

NOTE 19 — LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or people who render services to the Company or its subsidiaries, and approved the development of the “Long-Term Incentive Program” that represents a new method of compensation of the strategic officers of the Company. The options shall be exercised in a maximum of five years after the grace period. The Stock Options Plan establishes that 75% of the options granted to management are exercisable only if they met the performance goals established by the Executive Committee.

The Extraordinary Shareholders’ Meeting held on September 19, 2013 approved changes to the Long-Term Incentive Plan with the objective to support a model of achieving challenging long-term goals, allowing participants to become shareholders of the Company and achieve future gains with the valuation of the shares. Moreover, the modifications seek alignment between the interests of the participants, the Company, its shareholders and the market trends. These changes consist in the replacement of Stock Options by Restricted Shares and Performance Shares based on results of the Company,

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

and allow the employees to convert, until November 17, 2013, their stock options to Restricted Shares through a method of calculation that ensures the equivalence between the fair value of stock options and Restricted Shares.

a)             Summary of changes in the plan:

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price (*)	Balance on December 31, 2012	Granted	Forfeited	Exercised	Balance on September 30, 2013

2004	6.78	5 years	15.42	803,518	—	—	(117,596)	685,922
2005	10.58	3 years	15.42	356,905	—	(2,703)	(14,500)	339,702
2005	10.58	5 years	15.42	771,370	—	—	(73,779)	697,591
2006	12.86	5 years	15.42	1,433,940	—	(8,018)	(65,287)	1,360,635
2007	17.50	5 years	15.42	1,198,564	—	(14,355)	(9,150)	1,175,059
2008	26.19	5 years	15.42	1,009,678	—	(15,807)	—	993,871
2009	14.91	5 years	15.42	1,990,027	—	(13,776)	(30,803)	1,945,448
2010	29.12	5 years	15.42	1,500,098	—	(22,335)	(4,749)	1,473,014
2011	22.61	5 years	15.42	1,220,102	—	(27,754)	(11,282)	1,181,066
2012	14.42	5 years	15.42	2,157,178	—	(52,554)	(19,350)	2,085,274
2013	18.58	5 years	15.42	—	1,947,564	(39,052)	—	1,908,512
				12,441,380	1,947,564	(196,354)	(346,496)	13,846,094

(*) Average quoted market price of a share during the period.

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price (*)	Balance on December 31, 2011	Granted	Forfeited	Exercised	Balance on December 31, 2012

2004	6.78	5 years	17.85	878,364	—	—	(74,846)	803,518
2005	10.58	3 years	17.85	375,028	—	—	(18,123)	356,905
2005	10.58	5 years	17.85	842,098	—	—	(70,728)	771,370
2006	12.86	5 years	17.85	1,521,126	—	—	(87,186)	1,433,940
2007	17.50	5 years	17.85	1,247,129	—	—	(48,565)	1,198,564
2008	26.19	5 years	17.85	1,052,812	—	(43,134)	—	1,009,678
2009	14.91	5 years	17.85	2,101,178	—	(48,559)	(62,592)	1,990,027
2010	29.12	5 years	17.85	1,572,819	—	(69,075)	(3,646)	1,500,098
2011	22.61	5 years	17.85	1,397,410	—	(168,687)	(8,621)	1,220,102
2012	14.42	5 years	17.85	—	2,277,080	(109,699)	(10,203)	2,157,178
				10,987,964	2,277,080	(439,154)	(384,510)	12,441,380

(*) Average quoted market price of a share during the period.

As of September 30, 2013 the Company has a total of 17,092,489 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

b) Status of the plan as of September 30, 2013:

	Grant
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Average
Total options granted	1,599,568	2,342,448	1,979,674	1,556,502	1,202,974	2,286,172	1,631,157	1,444,131	2,277,080	1,947,564
Exercise price- R$	6.78	10.58	12.86	17.50	26.19	14.91	29.12	22.61	14.42	18.58	16.59
Fair value of options on the granting date - R$ per option (*)	5.77	1.86	4.33	15.30	10.55	6.98	13.07	11.32	9.78	10.01	7.21
Average exercise period on the grant date (years)	5	5	5	5	5	5	5	5	5	5

(*) Calculated considering the model of Black-Scholes.

The total of options exercisable on September 30, 2013 is 5,252,780 (4,564,297 on December 31, 2012).

The percentage by which shareholders’ interests could potentially be diluted if all options were exercised is approximately 0.9%.

The long-term incentive plans costs recognized in income were R$ 4,551 and R$ 13,504 for the three-month and nine-month periods ended on September 30, 2013, respectively, (R$ 4,944 and R$ 12,823 for the three-month and nine-month periods ended on September 30, 2012, respectively).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2013	Grant 2012	Grant 2011	Grant 2010	Grant 2009	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	1.36%	2.18%	2.06%	2.08%	4.13%	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	57.22%	57.36%	57.15%	57.95%	57.81%	37.77%	38.72%	41.51%	38.72%	43.31%
Risk-free interest rate	9.23%	10.62%	11.85%	12.73%	12.32%	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until exercise	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years

II) North American Plan (Gerdau Macsteel and Gerdau Ameristeel Corporation and subsidiaries)

In February 2010, the Board of Directors approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

In 2013, an award of approximately US$ 11.9 million (R$ 26.5 million) was granted to participants under the EIP. The Company issued 2,423,379 equity-settled SARs, 185,638 RSUs, and 371,276 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In 2012, an award of approximately US$ 11.6 million (R$ 23.7 million) was granted to participants under the EIP. The Company issued 1,714,546 equity-settled SARs, 125,266 RSUs, and 245,885 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On September 30, 2013, there were 1,725,109 cash-settled SARs and 973,479 stock options outstanding under the LTIP. These awards are being accrued over the vesting period of 4 years.

During the three-month and nine-months periods ended on September 30, 2013 the compensation costs recognized for all equity-settled awards were an expense of US$ 2.6 million (R$ 5.9 million) and US$ 5.9 million (R$ 12.5 million), respectively, and, during the three-month and nine-month periods ended September 30, 2012, the compensation costs recognized were an expense of US$ 2.5 million (R$ 5.1 million) and US$ 6.4 million (R$ 12.3 million), respectively.

During the three-month and nine-month periods ended on September 30, 2013, the compensation costs related to cash-settled awards were a loss of US$ 1.8 million (R$ 4.1 million) and a gain of US$ 2.4 million (R$ 5.1 million), respectively, and during the three-month and nine-month  periods ended September 30, 2012, were a loss of US$ 1.6 million (R$ 3.2 million) and US$ 4.0 million (R$ 7.7 million), respectively.

As of September 30, 2013 and December 31, 2012, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 5.6 million (R$ 12.5 million) and US$ 9.7 million (R$ 19.8 million), respectively. The total intrinsic value of share-based liabilities for which the participant’s right to cash had vested was US$ 4.2 million (R$ 9.4 million) and US$ 4.5 million (R$ 9.2 million) as of September 30, 2013 and December 31, 2012, respectively.

Phantom Shares

Phantom Shares provide the holder with the opportunity to receive a cash payment equal to the fair market value of the ADSs. Phantom Shares vest 25% each year over a four year period with the holders receiving payment for vested shares on each grant anniversary date. The holders of Phantom Shares have no voting rights, but accumulate additional shares based on notional dividends paid by Gerdau S.A. on its ADRs at each dividend payment date, which are reinvested as additional

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Phantom Shares. Compensation expense related to Phantom Shares is recognized over the vesting period based upon the number of shares that are expected to vest and remain outstanding at the end of the reporting period. On the date of grant, the fair value of a Phantom Share is equal to the fair value of the underlying reference shares. For Phantom Shares, the fair value is remeasured at each balance sheet reporting date.

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive either ADRs or a cash payment equal to the fair market value of the ADRs less the grant price. The grant price is set at the closing price of the Company’s common shares on the grant date. SARs have a vesting period of four to five years and expire ten years after the grant date. Expenses with this plan are recognized based on the fair value of the awards that are still in the vesting period and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value.  Gerdau Ameristeel has SARs that may be settled in shares or in cash. For equity-settled SARs, the fair value is estimated only on the grant date. For cash-settled SARs, the fair value is remeasured at each reporting date.

The grant date fair value of equity-settled SARs granted during the nine-month period ended on September 30, 2013 and 2012 was US$ 3.16 and US$ 4.51 (R$ 6.71 and R$ 8.67), respectively and the principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2013	2012
Dividend yield	1.81%	2.09%
Volatility in the price of the share	51.08%	52.30%
Risk free interest rate	1.12%	1.43%
Expected period until exercise	until 6.50 years	until 6.50 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions. Expected volatility was based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected life (in years) was determined using historical data to estimate SARs exercise patterns. The expected dividend yield was based on the historical annualized dividend rates. The risk free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted SARs.

Restricted Share Units (RSUs)

RSUs entitle their holders to receive a certain number of common shares after a determined vesting period. The RSUs have a vesting period of five years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Expenses related to RSUs are recognized over the vesting period based on the fair value of the Company’s RSUs on the grant date and the awards that are expected to be granted. The fair value is calculated based on the closing price of the Company’s common shares on the grant date. The weighted average fair value of RSUs granted was US$ 7.51 and US$ 10.67 (R$ 15.94 and R$ 20.50) for the nine-month period ended September 30, 2013 and September 30, 2012, respectively.

Performance Share Units (PSUs)

PSUs give the holder the right to receive one common share for each unit that vests on the vesting date as determined by the Company. The holders of PSUs accumulate additional units based upon notional dividends paid by the Company on its ADRs on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted depends upon the Company’s performance over the performance period against pre-established performance goals. Expenses related to each PSU grant are recognized over the performance period based upon the fair value of the Company’s PSUs on the grant date and the number of units expected to be exercised. The fair value is calculated based on the closing price of the Company’s common shares on the date of grant. The weighted average fair value of PSUs granted was US$ 7.51 and US$ 10.67 (R$ 15.94 and R$ 20.50) for the nine-month period ended September 30, 2013 and September 30, 2012, respectively.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Stock Options

The Company’s stock options vest over a period of four years. The maximum term of an option is 10 years from the date of grant. On the date of grant, the exercise price of options is based on the fair value of the underlying reference shares.

There were no stock options granted during the three-month and nine-month periods ended on September 30, 2013 and September 30, 2012.

The table below summarizes stock options for the nine-month period ended on September 30, 2013 and for the year ended on December 31, 2012:

	September 30, 2013			December 31, 2012
	Number of shares	Average market price in the year		Number of shares	Average market price in the year
		US$	R$		US$	R$
Available at beginning of the year	1,039,661	9.07	19.25	1,207,531	8.42	16.46
Options Exercised (a)	(34,625)	4.35	9.23	(150,586)	3.41	6.67
Options Forfeited	(31,557)	13.45	28.54	(17,284)	13.02	25.45
Available at the end of the year	973,479	9.10	19.31	1,039,661	9.07	17.73

Options exercisable at end of year	973,479	9.10	19.31	852,578	10.11	19.77

(a) The weighted-average price was based on the exercise date.

The summary of the stock options for the period ended on September 30, 2013 is as follows:

Exercise price range	Quantity available	Average period of grace (in years)	Average price of the year		Number exercisable at September 30, 2013
			US$	R$
US$ 4,35 (R$ 9,70)	569,989	5.4	4.35	9.23	569,989
US$ 11,89 a US$ 13,64 (R$ 26,51 a R$ 30,42)	244,429	3.2	13.17	27.95	244,429
US$ 19,84 (R$ 44,24)	159,061	4.4	19.84	42.10	159,061
	973,479				973,479

NOTE 20 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Depreciation and amortization	(527,689)	(465,041)	(1,468,004)	(1,362,084)
Labor expenses	(1,558,569)	(1,408,233)	(4,477,609)	(4,168,078)
Raw material and consumption material	(6,329,236)	(6,258,213)	(18,324,853)	(18,291,253)
Credit Recovery (*)	95,488	—	197,763	—
Freight	(544,142)	(489,904)	(1,486,651)	(1,443,430)
Other expenses/income, net	(762,596)	(626,803)	(2,071,200)	(1,820,552)
	(9,626,744)	(9,248,194)	(27,630,554)	(27,085,397)

Classified as:
Cost of sales	(8,959,637)	(8,621,389)	(25,757,117)	(25,264,844)
Selling expenses	(177,393)	(150,338)	(493,622)	(431,053)
General and administrative expenses	(494,686)	(480,084)	(1,448,994)	(1,433,829)
Other operating income	46,229	53,551	145,552	126,431
Other operating expenses	(41,257)	(49,934)	(76,373)	(82,102)
	(9,626,744)	(9,248,194)	(27,630,554)	(27,085,397)

(*) During 2013, the Company and its subsidiaries in Brazil carried out a review of operational procedures and criteria for the allocation of non-cumulative tax credits, unreached by prescription, because of understanding through recent decisions on subject. Substantial part of the analysis related to this credit recovery was completed during the first nine months of 2013 and resulted in the recognition of the principal amount of these credits in the line of Cost of Sales, while the monetary variation was recognized in Financial Income, as mentioned in Note 21.

NOTE 21 — FINANCIAL INCOME

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Income from short-term investments	45,796	32,170	83,311	132,363
Monetary variation on credit recovery	24,506	—	37,009	—
Interest income and other financial incomes	24,739	34,139	81,980	115,707
Financial income total	95,041	66,309	202,300	248,070

Interest on debts	(228,426)	(201,899)	(652,990)	(592,059)
Monetary variation and other financial expenses	(29,672)	(14,811)	(120,505)	(88,769)
Financial expenses total	(258,098)	(216,710)	(773,495)	(680,828)

Exchange variations, net	(45,145)	21,017	(367,537)	(119,898)
Gains and Losses on derivatives, net	2,043	(4,554)	(7,683)	(13,711)
Financial result, net	(206,159)	(133,938)	(946,415)	(566,367)

NOTE 22 — SEGMENT REPORTING

Information by business segment:

	For the Three-month periods ended
	Brazil Operation		North America Operation		Latin America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net sales	3,986,305	3,566,690	3,442,892	3,414,888	1,425,683	1,321,811	2,044,561	1,750,447	(405,416)	(234,744)	10,494,025	9,819,092
Cost of sales	(2,981,348)	(2,851,412)	(3,295,404)	(3,192,116)	(1,263,621)	(1,264,298)	(1,822,781)	(1,543,752)	403,517	230,189	(8,959,637)	(8,621,389)
Gross profit	1,004,957	715,278	147,488	222,772	162,062	57,513	221,780	206,695	(1,899)	(4,555)	1,534,388	1,197,703
Selling, general and administrative expenses	(241,336)	(233,927)	(166,681)	(144,678)	(82,455)	(84,666)	(86,263)	(74,814)	(95,344)	(92,337)	(672,079)	(630,422)
Other operating income (expenses)	7,452	18,609	2,620	2,398	686	(6,856)	3,850	(10,561)	(9,636)	27	4,972	3,617
Equity in earnings of unconsolidated companies	—	—	13,069	2,568	576	(9,883)	—	—	4,718	4,171	18,363	(3,144)
Operational income (Loss) before financial income (expenses) and taxes	771,073	499,960	(3,504)	83,060	80,869	(43,892)	139,367	121,320	(102,161)	(92,694)	885,644	567,754
Finacial result, net	(19,505)	(27,104)	(50,071)	(23,909)	(14,472)	(4,761)	(25,639)	(15,793)	(96,472)	(62,371)	(206,159)	(133,938)
Income (Loss) before taxes	751,568	472,856	(53,575)	59,151	66,397	(48,653)	113,728	105,527	(198,633)	(155,065)	679,485	433,816
Income and social contribution taxes	(184,863)	(124,754)	41,819	(803)	(12,019)	(1,166)	(41,184)	(30,620)	158,371	131,944	(37,876)	(25,399)
Net income (Loss)	566,705	348,102	(11,756)	58,348	54,378	(49,819)	72,544	74,907	(40,262)	(23,121)	641,609	408,417

Supplemental information:
Net sales between segments	292,667	140,380	69,110	60,685	16	645	43,623	33,034	—	—	405,416	234,744
Depreciation/amortization	211,417	190,843	132,563	121,853	50,252	40,406	133,457	111,939	—	—	527,689	465,041

	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Investments in associates and jointly-controlled entities	—	—	314,624	278,211	1,049,030	907,476	1,288	1,288	131,859	238,630	1,496,801	1,425,605
Total assets	19,455,760	17,510,061	16,432,229	15,602,047	7,539,509	7,304,130	14,138,797	12,878,312	(1,357,856)	(201,392)	56,208,439	53,093,158
Total liabilities	6,902,318	6,831,829	4,792,380	4,945,152	2,031,947	2,497,586	6,503,486	6,742,720	4,842,571	3,277,954	25,072,702	24,295,241

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Information by business segment:

	For the nine-month periods ended
	Brazil Operation		North America Operation		Latin America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net sales	11,123,264	10,510,725	9,459,849	9,740,405	3,902,190	3,745,111	5,979,402	5,676,095	(922,665)	(678,372)	29,542,040	28,993,964
Cost of sales	(8,812,919)	(8,758,182)	(8,954,649)	(8,832,092)	(3,506,210)	(3,460,591)	(5,398,049)	(4,892,508)	914,710	678,529	(25,757,117)	(25,264,844)
Gross profit	2,310,345	1,752,543	505,200	908,313	395,980	284,520	581,353	783,587	(7,955)	157	3,784,923	3,729,120
Selling, general and administrative expenses	(701,562)	(688,788)	(465,984)	(429,058)	(231,808)	(221,946)	(261,431)	(238,319)	(281,831)	(286,771)	(1,942,616)	(1,864,882)
Other operating income (expenses)	35,795	49,961	4,821	8,474	(3,642)	(12,009)	15,259	8,175	16,946	(10,272)	69,179	44,329
Equity in earnings of unconsolidated companies	—	—	25,147	29,468	(5,305)	(11,948)	—	(17,102)	14,822	13,769	34,664	14,187
Operational income (Loss) before financial income (expenses) and taxes	1,644,578	1,113,716	69,184	517,197	155,225	38,617	335,181	536,341	(258,018)	(283,117)	1,946,150	1,922,754
Finacial result, net	(80,992)	(88,012)	(138,878)	(77,687)	(84,387)	(17,685)	(98,348)	(55,122)	(543,810)	(327,861)	(946,415)	(566,367)
Income (Loss) before taxes	1,563,586	1,025,704	(69,694)	439,510	70,838	20,932	236,833	481,219	(801,828)	(610,978)	999,735	1,356,387
Income and social contribution taxes	(388,742)	(272,964)	112,438	(70,043)	(30,493)	(20,814)	(100,192)	(146,320)	609,349	507,333	202,360	(2,808)
Net income (Loss)	1,174,844	752,740	42,744	369,467	40,345	118	136,641	334,899	(192,479)	(103,645)	1,202,095	1,353,579

Supplemental information:
Net sales between segments	686,175	434,648	119,665	157,801	853	1,237	115,972	84,686	—	—	922,665	678,372
Depreciation/amortization	595,237	577,855	365,978	345,671	137,942	120,010	368,847	318,548	—	—	1,468,004	1,362,084

	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Investments in associates and jointly-controlled entities	—	—	314,624	278,211	1,049,030	907,476	1,288	1,288	131,859	238,630	1,496,801	1,425,605
Total assets	19,455,760	17,510,061	16,432,229	15,602,047	7,539,509	7,304,130	14,138,797	12,878,312	(1,357,856)	(201,392)	56,208,439	53,093,158
Total liabilities	6,902,318	6,831,829	4,792,380	4,945,152	2,031,947	2,497,586	6,503,486	6,742,720	4,842,571	3,277,954	25,072,702	24,295,241

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the Three-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net sales	4,217,694	3,804,092	1,562,874	1,475,554	4,203,879	4,083,023	509,578	456,423	10,494,025	9,819,092

	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Total assets	21,603,553	20,529,248	8,065,049	7,763,406	23,028,667	21,569,514	3,511,170	3,230,990	56,208,439	53,093,158

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

Information by geographic area:

	For the nine-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net sales	11,904,691	11,429,405	4,375,973	4,086,553	11,573,859	11,881,938	1,687,517	1,596,068	29,542,040	28,993,964

	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Total assets	21,603,553	20,529,248	8,065,049	7,763,406	23,028,667	21,569,514	3,511,170	3,230,990	56,208,439	53,093,158

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRSs require that the Company discloses the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

NOTE 23 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.  The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on September 30, 2013 is required.

NOTE 24 - SUBSEQUENT EVENTS

I) On October 28, 2013, the Company proposed to anticipate the payment of dividends on income for the quarter ended on September 30, 2013, in the form of interest on equity, which will be calculated and credited on the shareholding interest owned on November 11, 2013, in the amount of R$ 204.1 million (R$ 0.12 per common and preferred share), with payment on November 22, 2013. These amounts will be considered as payment in advance of the minimum dividends established by the Company’s by-laws, and will be submitted to the approval of the Board of Directors on October 31st, 2013.

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